Safe Bulkers, Inc.

Apt. D11,
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco

July 8, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Liz Packebusch

Re: Safe Bulkers, Inc. Registration Statement on Form F-3 (Registration No. 333-239618)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Safe Bulkers, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (Registration No. 333-239618) so that the Registration Statement may become effective at 9:00 a.m. (Washington, DC time) on July 13, 2020, or as soon as practicable thereafter.

Very truly yours,

SAFE BULKERS, INC.

By: /s/ Polys Hajioannou

Name: Polys Hajioannou

Title: Chairman and Chief Executive Officer